EXHIBIT 11

ACTV, INC. AND SUBSIDIARIES
COMPUTATION OF LOSS PER SHARE
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2000	1999	2000	1999

Weighted average shares outstanding	50,743,722	41,702,126	49,274,794	35,426,283
Net loss before extraordinary item	$(7,617,024)	$(4,607,454)	$(20,020,945)	$(19,293,847)
Extraordinary loss on early extinguishment of debt	—	—	(1,411,139)	—

Net loss	$(7,617,024)	$(4,607,454)	$(21,432,084)	$(19,293,847)

Basic and diluted loss per share before extraordinary item	$(0.15)	$(0.11)	$(0.41)	$(0.54)

Basic and diluted loss per share	$(0.15)	$(0.11)	$(0.43)	$(0.54)